U.S. Securities and Exchange Commission
                                Washington, D.C.

                          Notice of Exempt Solicitation

     1.   Name of the Registrant: UAL Corporation.

     2. Name of person relying on exemption: International Association of Machinists & Aerospace Workers.

     3. Address of person relying on exemption: 9000 Machinists Place, Upper Marlboro, Maryland 20772.

     4. Attached hereto is a writing submitted pursuant to Rule 14a-6(g)(1), assuming that such Rule is applicable.


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To: IAM Members Working for United Airlines

From: R. Thomas Buffenbarger

Date: April 30, 2001

As the IAM's designated holder of Class IAM Junior Preferred Stock, I want to share with you how I am instructing my vote to be cast concerning certain issues coming before the UAL Annual Shareholders' meeting to be held on May 17, 2001.

First, we are reappointing the IAM representative to the Board of Directors. On Proposal 2, concerning the appointment of Arthur Anderson LLP as independent public accountants, I concur with the Board of Directors and Vote For. On proposals 3 and 4, however, I am voting against the recommendation of the Board of Directors and voting For these shareholder two proposals.

While neither Proposal 3, which recommends only stock compensation to Board members, or Proposal 4, which would require shareholder approval of future airline acquisitions, would adequately address the many management problems at UAL, I believe that both of these measures would hold management more accountable to both the shareholders and employees of UAL. For that reason, I will vote For both proposal 3 and Proposal 4.

We are at a critical time in the life of UAL, and as the representative of a significant block of employee owners, we intend to be active participants in the way this company is run.